Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	June 30, 2022 $	December 31, 2021 $
ASSETS
Current assets
Cash		72,260,626	100,484,576
Amounts receivable		26,000	-
Investments, at fair value	5	8,464,435	31,942,458
Prepaid expenses and deposits	6	1,540,029	2,179,057
Sales taxes recoverable		2,632,609	1,807,182
Other assets		155,116	107,376
Total current assets		85,078,815	136,520,649

Non-current assets
Exploration and evaluation assets	3	8,528,400	8,525,481
Property and equipment	4	5,723,419	2,914,459
Right-of-use assets	8	94,265	97,258
Total non-current assets		14,346,084	11,537,198

Total Assets		99,424,899	148,057,847

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	4,290,784	2,573,200
Flow-through share premium	7	2,573,331	10,129,196
Lease liabilities	8	49,591	54,250
Total current liabilities		6,913,706	12,756,646
Flow-through share premium	7	12,600,000	12,600,000
Lease liabilities	8	46,639	46,600
Total non-current liabilities		12,646,639	12,646,600

Total liabilities		19,560,345	25,403,246

EQUITY
Share capital	9	187,582,546	181,795,493
Reserves	9	28,600,977	30,474,764
Deficit		(136,318,969)	(89,615,656)
Total equity		79,864,554	122,654,601

Total Liabilities and Equity		99,424,899	148,057,847

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 14)

SUBSEQUENT EVENTS (Note 17)

These financial statements are authorized for issue by the Board of Directors on August 15, 2022. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director

“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2022 $	2021 $	2022 $	2021 $
Expenses
Corporate development and investor relations		380,482	351,209	621,270	624,885
Depreciation	4,8	221,240	125,284	451,101	220,126
Exploration and evaluation expenditures	3,10	17,280,476	11,261,823	30,544,251	18,257,533
Office and sundry		350,065	52,543	697,323	94,535
Professional fees		302,237	169,493	519,951	481,574
Salaries and consulting	10	818,488	761,118	1,394,232	1,262,439
Share-based compensation	10	245,246	6,939,341	548,688	6,939,341
Transfer agent and regulatory fees		95,980	62,699	331,880	102,405
Travel		195,738	38,107	239,142	38,107
Loss from operating activities		(19,889,952)	(19,761,617)	(35,347,838)	(28,020,945)
Settlement of flow-through share premium	7	4,290,077	1,392,296	7,555,865	1,577,727
Foreign exchange loss		(11,700)	(2,715)	(15,936)	(2,067)
Impairment of exploration and evaluation assets	3	-	(28,604)	-	(28,604)
Interest expense		(2,727)	(1,436)	(5,718)	(2,876)
Interest income		163,877	22,518	208,982	61,935
Net realized (losses) gains on disposal of investments	5	(3,637,226)	(12,116)	(3,637,226)	192,114
Net change in unrealized (losses) gains on investments	5	(5,206,843)	22,130,578	(15,461,442)	24,570,276
(Loss) income and comprehensive (loss) income for the period		(24,294,494)	3,738,904	(46,703,313)	(1,652,440)

(Loss) earnings per share – basic ($)		(0.15)	0.02	(0.28)	(0.01)
(Loss) earnings per share – diluted ($)		(0.15)	0.02	(0.28)	(0.01)
Weighted average number of shares outstanding
Basic	11	165,099,111	152,036,031	164,658,698	150,540,230
Diluted	11	165,099,111	162,650,447	164,658,698	150,540,230

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30,
	2022 $	2021 $
Cash flows from operating activities
Loss for the period	(46,703,313)	(1,652,440)
Adjustments for:
Depreciation	451,101	220,126
Impairment of exploration and evaluation assets	-	28,604
Interest expense	5,718	2,876
Settlement of flow-through share premium	(7,555,865)	(1,577,727)
Share-based compensation	548,688	6,939,341
Net realized losses (gains) on disposal of investments	3,637,226	(192,114)
Net change in unrealized losses (gains) on investments	15,461,442	(24,570,276)
	(34,155,003)	(20,801,610)
Change in non-cash working capital items:
Decrease (increase) in prepaid expenses and deposits	639,028	(488,652)
(Increase) in amounts receivable	(26,000)	-
(Increase) in sales taxes recoverable	(825,427)	(722,325)
(Increase) in other assets	(26,371)	-
Increase in accounts payable and accrued liabilities	1,841,292	2,367,910
Net cash used in operating activities	(32,552,481)	(19,644,677)

Cash flows from investing activities
Expenditures on claims staking	(2,919)	(14,675)
Proceeds on disposal of investments	4,379,355	1,313,462
Purchases of investments	-	(12,850,001)
Purchases of property and equipment	(3,355,575)	(1,082,903)
Net cash generated from (used in) investing activities	1,020,861	(12,634,117)

Cash flows from financing activities
Issuance of common shares in private placements	-	14,999,250
Share issue costs	-	(587,641)
Stock options exercised	3,309,438	610,388
Warrants exercised	55,140	502,794
Financing costs	-	(192,838)
Lease payments	(51,190)	(46,124)
Interest expense on lease liabilities	(5,718)	(2,876)
Net cash generated from financing activities	3,307,670	15,282,953

Net decrease in cash	(28,223,950)	(16,995,841)
Cash at beginning of period	100,484,576	47,731,125
Cash at end of period	72,260,626	30,735,284

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Flow-through shares issued in private placements	2,857,000	14,999,250	-	-	-	14,999,250
Share issue costs	-	(587,641)	-	-	-	(587,641)
Flow-through share premium	-	(1,971,330)	-	-	-	(1,971,330)
Share-based compensation	-	-	6,939,341	-	-	6,939,341
Stock options exercised	716,750	1,045,554	(435,166)	-	-	610,388
Warrants exercised	383,448	724,017	-	(221,223)	-	502,794
Total comprehensive loss for the period	-	-	-	-	(1,652,440)	(1,652,440)
Balance at June 30, 2021	152,641,721	101,878,614	30,208,512	283,102	(40,628,021)	91,742,207
Issued pursuant to acquisition of exploration and evaluation assets	458,823	3,505,408	-	-	-	3,505,408
Flow-through shares issued in private placements Share issue costs	10,048,500	105,502,415	-	-	-	105,502,415
Share issue costs	-	(3,870,013)	-	-	-	(3,870,013)
Flow-through share premium	-	(27,190,165)	-	-	-	(27,190,165)
Share-based compensation	-	-	672,873	-	-	672,873
Stock options exercised	556,250	1,051,428	(425,646)	-	-	625,782
Warrants exercised	500,406	917,806	-	(264,077)	-	653,729
Total comprehensive loss for the period	-	-	-	-	(48,987,635)	(48,987,635)
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Share-based compensation	-	-	548,688	-	-	548,688
Stock options exercised	2,275,625	5,716,806	(2,407,368)	-	-	3,309,438
Warrants exercised	39,960	70,247	-	(15,107)	-	55,140
Total comprehensive loss for the period	-	-	-	-	(46,703,313)	(46,703,313)
Balance at June 30, 2022	166,521,285	187,582,546	28,597,059	3,918	(136,318,969)	79,864,554

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on August 15, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS, as issued by the IASB and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant accounting estimates and judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 15.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment.

This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were no indicators of impairment as at June 30, 2022 (June 30, 2021 - $28,604).

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2022, including amendments to IAS 16 Property, Plant and Equipment and IAS 37 Provisions, Contingent Liabilities and Contingent Assets – onerous contracts. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2022 and December 31, 2021:

	Newfoundland
Six months ended June 30, 2022	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,399	120	400	2,919
Balance at June 30, 2022	8,238,580	17,820	272,000	8,528,400

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	5,237,699	351	231,924	5,469,974
Drilling	14,916,724	-	449,063	15,365,787
Environmental studies	158,104	-	-	158,104
Geochemistry	32,541	-	-	32,541
Geophysics	912,967	-	176,419	1,089,386
Imagery and mapping	49,049	-	-	49,049
Office and general	231,998	50	3,780	235,828
Property taxes, mining leases and rent	47,657	-	1,627	49,284
Petrography	9,372	-	-	9,372
Reclamation	167,560	-	-	167,560
Salaries and consulting	4,383,111	-	116,429	4,499,540
Supplies and equipment	2,581,736	33,980	27,051	2,642,767
Technical reports	329,250	-	-	329,250
Travel and accommodations	498,680	-	7,129	505,809
Exploration cost recovery	(60,000)	-	-	(60,000)
	29,496,448	34,381	1,013,422	30,544,251
Cumulative exploration expense – June 30, 2022	80,936,405	94,027	3,363,623	84,394,055

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Six months ended June 30, 2021	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Balance at June 30, 2021	700,605	13,100	271,600	985,305

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	2,777,282	-	6,796	2,784,078
Drilling	7,880,535	-	-	7,880,535
Environmental studies	158,684	-	-	158,684
Geophysics	2,170,422	-	69,498	2,239,920
Mapping and imaging	93,337	-	-	93,337
Office and general	246,082	-	-	246,082
Property taxes, mining leases & rent	30,452	-	132	30,584
Reclamation	220,340	-	-	220,340
Salaries & consulting	2,476,829	6,520	34,225	2,517,574
Supplies & equipment	1,616,007	-	16,533	1,632,540
Technical reports	278,350	-	22,479	300,829
Travel & accommodations	221,812	-	678	222,490
Trenching	200	-	6,840	7,040
Exploration cost recovery	(76,500)	-	-	(76,500)
	18,093,832	6,520	157,181	18,257,533
Cumulative exploration expense – June 30, 2021	28,339,377	52,371	1,444,132	29,835,880

(i)	Queensway Project – Gander, Newfoundland

As at June 30, 2022, the Company owns a 100% interest in 86 (December 31, 2021 – 86) mineral licenses including 6,041 (December 31, 2021 – 6,041) claims comprising 151,030 (December 31, 2021 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

On November 25, 2021, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), to purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”) for cash consideration of $1,300,000 (paid) and the issuance of 152,941 common shares (issued) in the capital of the Company to each Vendor, for aggregate cash consideration of $3,900,000, aggregate share consideration of 458,823 common shares with a value of $3,505,408 and the Company incurred $38,898 in legal and filing fees, for total consideration paid of $7,444,306 in connection with the transaction.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

As at June 30, 2022, the Company is required to spend approximately $1,451,647 (December 31, 2021 - $829,628) over the next 12 months to keep all mineral property claims owned in good standing.

Disposal of Newfoundland Properties

During the six months ended June 30, 2022, there were no disposals of exploration and evaluation assets.

During fiscal 2021, the Company sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non-cash consideration of 5,000,000 common shares of Long Range valued at $500,000 (Note 5). The Company retained a 1% NSR on future production from the mineral claim, 0.5% of which can be repurchased by Long Range for $750,000.

(ii) Ontario Projects

As at June 30, 2022, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2021	836,009	15,860	336,020	304,500	1,492,389
Additions	1,291,476	16,532	487,102	226,740	2,021,850
Balance at December 31, 2021	2,127,485	32,392	823,122	531,240	3,514,239
Additions	2,616,145	28,709	367,339	198,305	3,210,498
Balance at June 30, 2022	4,743,630	61,101	1,190,461	729,545	6,724,737

Accumulated Depreciation
Balance at January 1, 2021	6,998	4,090	45,474	58,698	115,260
Depreciation	46,656	13,017	288,000	136,847	484,520
Balance at December 31, 2021	53,654	17,107	333,474	195,545	599,780
Depreciation	27,252	12,380	263,477	98,429	401,538
Balance at June 30, 2022	80,906	29,487	596,951	293,974	1,001,318

Carrying Amount
At December 31, 2021	2,073,831	15,285	489,648	335,695	2,914,459
At June 30, 2022	4,662,724	31,614	593,510	435,571	5,723,419

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
	$	$
Equities held (i)	8,218,283	28,578,556
Warrants held (ii)	246,152	3,363,902
Total Investments	8,464,435	31,942,458

(i) Equities held

The Company held the following equities as at June 30, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value June 30, 2022 $
Exploits Discovery Corp.	13,229,466	8,462,704	2,050,567
Labrador Gold Corp.	12,555,556	8,850,000	5,210,556
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	1,039,000	2,503,990	457,160
Total Equities		20,316,694	8,218,283

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	13,229,466	8,462,704	7,276,206
Labrador Gold Corp.	12,555,556	8,850,000	11,300,000
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	9,502,350
Total Equities		33,827,154	28,578,556

Investments in Exploits Discovery Corp., Labrador Gold Corp. and Novo Resources Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 15).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statementsb

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(ii) Warrants held

The Company held the following warrants as at June 30, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value June 30, 2022 $
Exploits Discovery Corp.	6,666,667	-	2,276
Labrador Gold Corp.	6,277,778	-	243,876
Total Warrants		-	246,152

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	6,666,667	-	837,381
Labrador Gold Corp.	6,277,778	-	2,526,521
Total Warrants		-	3,363,902

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the six months ended June 30, 2022 and 2021 is as follows:

	Six months ended June 30,
	2022 $	2021 $
Investments, beginning of period	31,942,458	21,089,997
Purchase of investments	-	12,850,001
Proceeds on disposal of investments	(4,379,355)	(1,313,462)
Realized (loss) gain on investments	(3,637,226)	192,114
Unrealized (loss) gain on investments	(15,461,442)	24,570,276
Investments, end of period	8,464,435	57,388,926

6.	PREPAID EXPENSES AND DEPOSITS

	June 30, 2022 $	December 31, 2021 $
Prepaid expenses	1,314,631	1,966,959
Mineral license deposits	225,398	212,098
Prepaid expenses and deposits, end of period	1,540,029	2,179,057

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM

	Issued June 4, 2020 $	Issued June 10, 2020 $	Issued April 8, 2021 $	Issued August 24, 2021 $	Issued November 25, 2021 $	Total $
Balance at December 31, 2020	160,811	24,620	-	-	-	185,431
Liability incurred on flow-through shares issued	-	-	1,971,330	14,590,165	12,600,000	29,161,495
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,971,330)	(4,460,969)	-	(6,617,730)
Balance at December 31, 2021	-	-	-	10,129,196	12,600,000	22,729,196
Settlement of flow-through share premium on expenditures incurred	-	-	-	(7,555,865)	-	(7,555,865)
Balance at June 30, 2022	-	-	-	2,573,331	12,600,000	15,173,331

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the six months ended June 30, 2022, the Company incurred $29,778,998 (six months ended June 30, 2021 – $11,267,811) in Qualifying CEE and amortized a total of $7,555,865 (six months ended June 30, 2021 - $1,577,727) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss (income) and comprehensive loss (income) pro-rata with the amount of qualifying expenditures that will be incurred.

As at June 30, 2022, the Company must spend another $10,141,951 of Qualifying CEE by the end of fiscal 2022 to satisfy its remaining current flow-through liability of $2,573,331. The Company must also spend another $48,000,000 of Qualifying CEE by November 24, 2023 to satisfy its remaining non-current flow-through liability of $12,600,000.

8.	RIGHT-OF-USE ASSETS

The Company leases certain assets under lease agreements. The lease liabilities consist of residential, office and equipment leases. The leases are non-interest bearing and expiry dates for these leases range from November 2022 to November 2041. The related lease liabilities were measured at the present value of the remaining lease payments discounted using an incremental borrowing rate of 12% upon commencement of the lease.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS (continued)

As at June 30, 2022 and December 31, 2021, the Company’s right-of use assets were as follows:

Total
$
Cost
Balance at December 31, 2020	85,532
Additions	141,633
Balance at December 31, 2021	227,165
Additions	46,570
Balance at June 30, 2022	273,735
Accumulated Depreciation
Balance at December 31, 2020	31,497
Depreciation	98,410
Balance at December 31, 2021	129,907
Depreciation	49,563
Balance at June 30, 2022	179,470
Carrying Amount
At December 31, 2021	97,258
At June 30, 2022	94,265

As at June 30, 2022 and December 30, 2021, the Company’s lease liabilities were as follows:

Lease liability	June 30, 2022	December 31, 2021
Current portion	$49,591	$54,250
Non-current portion	46,639	46,600
Total lease liabilities	$96,230	$100,850

A reconciliation of debt arising from lease liabilities is as follows:

	June 30, 2022	December 31, 2021
Lease liabilities beginning of year	$100,850	$53,201
Additions to lease liabilities	46,570	141,633
Principal payments on lease liabilities	(51,190)	(93,984)
	$96,230	$100,850

As at June 30, 2022 and December 30, 2021, the Company is committed to minimum lease payments as follows:

Maturity analysis	June 30, 2022	December 31, 2021
Less than one year	$57,867	$62,517
One to five years	22,495	22,130
More than five years	103,064	106,187
Total undiscounted lease liabilities	$183,426	$190,835

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS (continued)

Amounts recognized in profit or loss	June 30, 2022	June 30, 2021
Interest on lease liabilities	$5,718	$2,876
Expenses related to short-term leases	$-	$-

Amounts recognized in the statement of cash flows	June 30, 2022	June 30, 2021
Principal payments on lease liabilities	$51,190	$46,124
Total cash outflows for leases	$56,908	$49,000

9.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At June 30, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2022

During the six months ended June 30, 2022, 2,275,625 stock options were exercised at a weighted average exercise price of $1.45 per share for gross proceeds of $3,309,438.

During the six months ended June 30, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Details of Common Shares Issued in 2021

During fiscal 2021, 1,273,000 stock options were exercised at a weighted average exercise price of $0.97 per share for gross proceeds of $1,236,170.

During fiscal 2021, 883,854 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,156,523.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

On November 25, 2021, the Company issued 458,823 common shares with an estimated value of $3,505,408 as a portion of the consideration paid to acquire royalty interests for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (Note 3).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the six months ended June 30, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Granted	Exercised	Cancelled/ Expired	Outstanding June 30, 2022	Exercisable June 30, 2022
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,925,000	-	(200,000)	-	1,725,000	1,725,000
April 18, 2025	$1.00	1,450,000	-	(290,000)	-	1,160,000	1,160,000
May 23, 2025	$1.075	200,000	-	(68,750)	-	131,250	131,250
August 11, 2025	$1.40	2,900,000	-	(1,525,000)	-	1,375,000	1,375,000
September 3, 2025	$2.07	115,000	-	(40,000)	-	75,000	75,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,155,000	-	(150,000)	-	6,005,000	6,005,000
April 29, 2026	$6.79	1,294,250	-	(1,875)	(7,500)	1,284,875	1,148,375
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	31,250
November 26, 2026	$8.04	55,750	-	-	(750)	55,000	13,750
January 4, 2027	$8.98	-	30,000	-	-	30,000	3,000
		14,595,000	30,000	(2,275,625)	(8,250)	12,341,125	12,042,625
Weighted average exercise price $		3.01	8.98	1.45	6.90	3.34	3.23
Weighted average contractual remaining life (years)		3.71	4.52	-	-	3.27	3.25

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the six months ended June 30, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Granted	Exercised	Cancelled/ Expired	Outstanding June 30, 2021	Exercisable June 30, 2021
February 20, 2022	$0.15	75,000	-	(75,000)	-	-	-
September 30, 2023	$0.40	250,000	-	(100,000)	-	150,000	150,000
December 17, 2024	$0.50	2,685,000	-	(410,000)	-	2,275,000	2,275,000
April 18, 2025	$1.00	1,500,000	-	-	-	1,500,000	1,500,000
May 23, 2025	$1.075	225,000	-	-	-	225,000	225,000
August 11, 2025	$1.40	2,965,000	-	(15,000)	-	2,950,000	2,950,000
September 3, 2025	$2.07	215,000	-	(76,000)	-	139,000	139,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	(37,500)	-	6,205,000	6,205,000
April 29, 2026	$6.79	-	1,369,000	(3,250)	-	1,365,750	1,122,750
May 17, 2026	$8.62	-	200,000	-	-	200,000	-
		14,182,500	1,569,000	(716,750)	-	15,034,750	14,591,750
Weighted average exercise price $		2.36	-	0.61	-	2.92	2.77
Weighted average contractual remaining life (years)		4.58	-	-	-	4.20	4.18

The weighted average fair value of share purchase options exercised during the six months ended June 30, 2022 is $1.06 (six months ended June 30, 2021 – $0.61).

The weighted average fair value of share purchase options granted during the six months ended June 30, 2022 is $6.29 (six months ended June 30, 2021 – $6.01).

The weighted average share price of share purchase options exercised at the date of exercise during the six months ended June 30, 2022 is $7.35 (six months ended June 30, 2021– $8.21).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Six months ended June 30,
	2022	2021
Risk-free interest rate	1.39%	0.95%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	90.67%	91.1%
Grant date share price	$8.98	$7.07
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the six months ended June 30, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Issued	Exercised	Cancelled/ Expired	Outstanding June 30, 2022
May 12, 2022	$1.30	25,154	-	(24,000)	(1,154)	-
May 13, 2022	$1.50	8,372	-	-	(8,372)	-
June 4, 2022	$1.50	15,960	-	(15,960)	-	-
		49,486	-	(39,960)	(9,526)	-
Weighted average exercise price $		1.40	-	1.38	1.48	-
Weighted average contractual remaining life (years)		0.38	-	-	-	-

The continuity of warrants for the six months ended June 30, 2021 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2020	Issued	Exercised	Cancelled/ Expired	Outstanding June 30, 2021
August 11, 2021	$1.30	714,462	-	(238,155)	-	476,307
August 13, 2021	$1.30	113,399	-	(113,399)	-	-
May 12, 2022	$1.30	39,475	-	(6,230)	-	33,245
May 13, 2022	$1.50	36,052	-	(11,672)	-	24,380
June 4, 2022	$1.50	25,845	-	(9,885)	-	15,960
June 10, 2022	$1.30	4,107	-	(4,107)	-	-
		933,340	-	(383,448)	-	549,892
Weighted average exercise price $		1.31	-	1.31	-	1.31
Weighted average contractual remaining life (years)		0.70	-	-	-	0.22

The weighted average fair value of warrants exercised during the six months ended June 30, 2022 is $0.38 (six months ended June 30, 2021 - $0.58).

The weighted average share price of warrants exercised at the date of exercise during the six months ended June 30, 2022 is $8.39 (six months ended June 30, 2021 – $6.11).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc. is as follows:

	Six months ended June 30,
	2022 $	2021 $
Amounts paid to Goldspot Discoveries Inc. (i) for exploration and evaluation expenditures	(249,226)	(578,749)
Options exercised by members of key management	-	90,000

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

As at June 30, 2022, $39,831 is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc. (December 31, 2021 - $225,619).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and Consulting $	Share-based compensation $	Bonus $	Six months ended June 30, 2022 $
Executive Chairman and Chief Executive Officer	180,000	-	90,000	270,000
Former Chief Executive Officer	105,000	-	-	105,000
President	126,000	-	63,000	189,000
Chief Financial Officer	54,000	-	27,000	81,000
Chief Operating Officer	117,000	-	58,500	175,500
Non-executive directors	54,400	-	-	54,400
Total	636,400	-	238,500	874,900

	Salaries and Consulting $	Share-based compensation $	Bonus $	Six months ended June 30, 2021 $
Executive Chairman	150,000	1,291,220	100,000	1,541,220
Former Chief Executive Officer	150,000	1,291,220	100,000	1,541,220
President	105,000	1,291,220	70,000	1,466,220
Chief Financial Officer	27,000	-	-	27,000
Chief Operating Officer	97,500	544,192	65,000	706,692
Non-executive directors	32,129	1,546,426	-	1,578,555
Total	561,629	5,964,278	335,000	6,860,907

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at June 30, 2022, $58,500 is included in accounts payable and accrued liabilities payable to key management personnel in respect of key management compensation (December 31, 2021 - $Nil).

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

11.	BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

Diluted earnings (loss) per common share is calculated based on the following weighted average number of common shares outstanding:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Basic weighted average number of common shares outstanding	165,099,111	152,036,031	164,658,698	150,540,230
Effect of dilutive securities:
Share purchase options	-	10,143,967	-	-
Share purchase warrants	-	470,449	-	-
Diluted weighted average number of common shares outstanding	165,099,111	162,650,447	164,658,698	150,540,230

The following table lists the number of share purchase options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the Company’s common share or are anti-dilutive during the respective periods as follows:

	Three months ended June 30,		Six months ended June 30
	2022	2021	2022	2021
Share purchase options	-	443,000	-	14,791,750
Share purchase warrants	-	-	-	549,892
Total	-	443,000	-	15,341,642

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended June 30,
	2022 $	2021 $
Non-cash investing and financing activities:
Right-of-use assets	46,570	55,767
Property and equipment included in accounts payable and accrued liabilities	392,670	-
Cash paid for income taxes	-	-
Cash paid for interest	-	-

13.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	COMMITMENTS AND CONTINGENCIES

Exploration

During the six months ended June 30, 2022, the Company entered into an agreement for drilling services to complete up to a minimum of 100,000m of drilling at its Queensway project. Pursuant to the terms of the agreement, the Company is subject to a one-time termination fee of $20 per undrilled meter. As at June 30, 2022, the Company was subject to a maximum termination fee of $962,057.

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. As a result of the amendments, the Company anticipates that further discoveries will be necessary.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1	–	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	–	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3	–	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
June 30, 2022	8,464,435	7,718,283	246,152	500,000	8,464,435
December 31, 2021	31,942,458	28,078,556	3,363,902	500,000	31,942,458

There was no movement between levels during the six months ended June 30, 2022.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

	Balance at January 1 $	Additions $	Net unrealized gains/losses $	Balance at June 30 $
2022	500,000	-	-	500,000
2021	-	-	-	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Values (continued)

The balance at December 31, 2021 and June 30, 2022 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. There has been no change in the estimated fair value of this investment and it has been estimated at $500,000 at June 30, 2022.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk during the six months ended June 30, 2022 and 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2022, the Company has total liabilities of $19,560,345 and cash of $72,260,626 which is available to discharge these liabilities (December 31, 2021 – total liabilities of $25,403,246 and cash of $100,484,576). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2021.

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2022 would not have a material impact on the Company’s net earnings.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure (continued)

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at June 30, 2022 would change the Company’s net loss by $846,443 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2021.

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

●	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

●	Pursue strategic growth initiatives; and

●	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2022 totalled $79,864,554 (December 31, 2021 - $122,654,601). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2022.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

17.	SUBSEQUENT EVENTS

Stock Options Exercised

Subsequent to June 30, 2022, 1,766,250 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $3,110,469.

Stock Options Forfeited

Subsequent to June 30, 2022, 12,000 stock options with an exercise price of $6.79 were forfeited.